Exhibit 99.2

NATURE WOOD GROUP LIMITED

(incorporated in the British Virgin Islands with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to be held on December 16, 2025

(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and, being the registered holder of ______________ordinary shares1, par value US$0.001 per share, of Nature Wood Group Limited (the “Company”), hereby appoint Liying WANG, Director of the Company or (Name)_______________________of (Address) _________________________as my/our proxy to attend and act for me/us at the Annual General Meeting2 (or at any adjournment or postponement thereof) of the Company to be held at 10:00 a.m., local time, on December 16, 2025 at 45th Floor, West Tower, Xinghe Twin Towers, No. 8 Yaxing Road, Bantian Sub-district, Longgang District, Shenzhen City, China.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

1.	RESOLVED as a resolution of members: the Change of Company Name.	For	Against	Abstain

(a)	the Company’s name be changed from “Nature Wood Group Limited” to “CL Workshop Group Limited” and the Company’s foreign name be changed from “大自然林業集團有限公司” to “刺梨工坊公司”,	☐	☐	☐

(b)	the registered agent of the Company be and is hereby authorized and instructed to file with the BVI Registry an application to effect and certificate the Change of Company Name,

(c)	subject to the Change of Company Name being certificated by the BVI Registry, and, as a consequence of such change:

Clause 1 of the Amended and Restated Memorandum of Association be deleted in its entirety and replaced by the following:

“1. Name

The name of the Company is CL Workshop Group Limited.

The company has a foreign character in addition to its name which is (刺梨工坊公司).

In the event of any inconsistency, the name of the Company in English shall prevail.”; and

(d)	the depositary or registered agent of the Company be and hereby is authorized to updated the shareholder list of the Company as may be necessary to reflect the Change of Company Name.

2.	RESOLVED as a resolution of members: the Share Reorganization.	For	Against	Abstain

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1	Please insert the number of ordinary shares of the Company registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	If any proxy other than Liying WANG, Director of the Company is preferred, strike out the words “Liying WANG, Director of the Company”, and insert the name and address of the proxy desired in the space provided. A proxy needs not be a shareholder. If you are the holder of two or more ordinary shares of the Company, you may appoint more than one proxy to represent you and vote on your behalf at the Annual General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

(a)	the maximum number of shares the Company is authorized to issue be increased, redesignated and reclassified from 200,000,000 shares of a single class each with a par value of US$0.001 to 8,000,000,000 shares each with a par value of US$0.001 divided into (i) 7,520,000,000 Class A Ordinary Shares; and (ii) 480,000,000 Class B Ordinary Shares;

(b)	pursuant to the Share Reorganization,

a.	the currently issued 132,425,321 Ordinary Shares be and are re-designated and re-classified into (i) 92,932,850 Class B Ordinary Shares with 50 votes per share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis and (ii) 39,492,471 Class A Ordinary Shares with 1 vote per share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it as set out in the Second Amended and Restated Memorandum and Articles of Association , on a one for one basis, as follows:

Name of Shareholder	Number of existing Ordinary Shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
TUTU Business Services Limited	92,932,850	92,932,850 Class B Ordinary Shares
All other shareholders	39,492,471	39,492,471 Class A Ordinary Shares
Total	132,425,321

b.	the remaining authorized but unissued 7,867,574,679 Ordinary Shares be and are re-designated and re-classified into (i) 7,480,507,529 Class A Ordinary Shares on a one for one basis and (ii) 387,067,150 Class B Ordinary Shares on a one for one basis;

(c)	as a consequence of the Share Reorganization, Clause 5 of the Amended and Restated Memorandum of Association be deleted in its entirety and replaced by the following:

“5. Number and classes of Shares

5.1 The Company is authorized to issue a maximum of 8,000,000,000 ordinary shares each with a par value of US$0.001, divided into:

(a) 7,520,000,000 Class A ordinary shares with par value of US$0.001 (Class A Ordinary Shares); and

(b) 480,000,000 Class B ordinary shares with par value of US$0.001 (Class B Ordinary Shares).

5.2 The Company may at the discretion of the Board of Directors, but shall not otherwise be obliged to, issue fractional Shares or round up or down fractional holdings of Shares to its nearest whole number and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.”; and

(d)	the registered agent of the Company be and is hereby authorized and instructed to file the necessary notice of amendment together with a copy (or any necessary extract) of these resolutions, with the BVI Registry, and make any further relevant filings with the BVI Registry as may be required to effect the Share Reorganization; and

(e)	the depositary or registered agent of the Company be and hereby is authorized to updated the shareholder lists of the Company as may be necessary to reflect the Share Reorganization.

3.	RESOLVED as a resolution of members: Subject to approval of the Change of Company Name and the Share Reorganization, the adoption of Second Amended and Restated Memorandum and Articles of Association.	For	Against	Abstain
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(a)	the Second Amended and Restated Memorandum and Articles of Association be adopted in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety; and

(b)	the registered agent of the Company be and is hereby authorized and instructed to file the necessary notice of amendment and the Second Amended and Restated Memorandum and Articles of Association together with a copy (or any necessary extract) of these resolutions, with the BVI Registry, and make any further relevant filings with the BVI Registry as may be required to effect the Second Amended and Restated Memorandum and Articles of Association.

Dated________________, 2025

Signature (s) ________________

Name of Signature ________________

Name of Shareholder ________________

Notes:

1.	Capitalised terms shall bear the same meaning as defined in the Notice of Annual General Meeting unless otherwise defined herein.

2.	Only the holders of record of the Ordinary Shares of the Company at the close of business on November 17, 2025, New York time, should use this form of proxy.

3.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Annual General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

4.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

5.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

6.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Liying WANG, Chief Executive Officer, Nature Wood Group Limited, 45th Floor, West Tower, Xinghe Twin Towers, No. 8 Yaxing Road, Bantian Sub-district, Longgang District, Shenzhen City, China no later than the time for holding the Annual General Meeting or any adjournment thereof.

7.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting.